Eastman Chemical Company
P.O. Box 511
Building 75
Kingsport, TN 37662-5075
Phone:  (423) 229-1295
Fax:  (423) 229-4137
E-Mail: blhenry@eastman.com
October 6, 2009

VIA Electronic Transmission (EDGAR correspondence file)

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N. E., Mail Stop 4631
Washington, D.C. 20549-4631

Attn:  Ms. Chambre Malone, Staff Attorney, Division of Corporation Finance

Re:	Eastman Chemical Company
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2009
File No. 001-12626

On behalf of Eastman Chemical Company (the “Company”) and in accordance with our previous discussions, I hereby submit the Company’s response to the comment of the Staff of the Division of Corporation Finance, contained in your letter addressed to me dated September 28, 2009, with respect to the above-referenced filing.  The Company’s response to the Staff’s comment is preceded by the text of the comment in your letter.

1.
We note your proposed disclosure language in the second full paragraph on page 3 of your response letter. In future filings, please revise your disclosure to identify the objectives established at the beginning of the performance year for both the executives organization and the Chief Executive Officer organization.

Management Response:

For the information of the Staff, the “objectives and expectations established at the beginning of the performance year” for the Chief Executive Officer and for the other named executive officers as a group were the financial, organizational, and strategic performance objectives and expectations for the CEO and for the other named executives described in the remainder of the Company’s supplemental response dated September 11, 2009. In future annual meeting proxy statements, the Company will include (to the extent then material and not otherwise exempted from any relevant disclosure requirements) in its CD&A specific identification of or reference to the objectives established at the beginning of the performance year which were the basis for the allocations of the overall variable cash pay award pool to the CEO and to the other executive officers as a group.

Management Acknowledgement

The Company also acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further questions or comments concerning our responses to me at the above mail or e-mail address or telephone or telecopier number.

Sincerely,

/s/ Brian L. Henry

Brian L. Henry

Senior Counsel & Assistant Secretary

Cc:	Ms. Pamela Long, Assistant Director, Division of Corporation Finance, Securities and Exchange Commission